EXHIBIT 99.1

Hut 8 Mining Production and Operations Update for December 2022

 161 Bitcoin mined in December

3,568 Bitcoin mined throughout 2022

100% of Bitcoin mined added to balance sheet, increasing reserves by 65% in 2022 to 9,086 BTC

TORONTO, Jan. 6, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, increased our Bitcoin holdings by 161 in the period ending December 31, bringing our total self-mined holdings to 9,086 Bitcoin.

Production highlights for December 2022:

•	161 Bitcoin were generated, resulting in an average production rate of approximately 5.2 Bitcoin per day
•	Unusually high energy prices led Hut 8 to curtail production and sell power back to the provider
•	Keeping with our longstanding HODL strategy, 100% of the self-mined Bitcoin in December were deposited into custody
•	Total Bitcoin balance held in reserve as of December 31 is 9,086 - a 65% increase over the balance at the end of 2021
•	Installed ASIC hashrate capacity at Hut 8's Alberta facilities was 2.5 EH/s at the end of the month
•	Hut 8 produced 64.4 BTC/EH in December

Operational highlights:

•	While operations in North Bay remain suspended, as previously announced, Hut 8 is continuing to explore alternatives to mitigate the impact of the dispute with the third-party energy supplier to the site, including through organic and inorganic growth opportunities
•	We welcomed new CFO Shenif Visram to the Hut 8 leadership team in mid-December

"I am proud of the team's collective and continued grit and perseverance through headwinds that built up in late Q4 2022," said Jaime Leverton, CEO. "In spite of challenging market forces, we continued growing the largest unencumbered, self-mined Bitcoin stack of any publicly traded company, welcomed our new CFO Shenif Visram, and our balance sheet first approach has us well positioned in 2023."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of unencumbered, self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company's ability to advance its longstanding HODL strategy; the Company's ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company's ability to deploy additional miners; the Company's ability to continue mining digital assets efficiently; the Company's expected recurring revenue and growth rate from its high performance computing business; and the Company's ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations: Yamini Coen, yamini.coen@hut8mining.com

CO: Hut 8 Mining Corp

CNW 06:30e 06-JAN-23